Management's Discussion and Analysis
for the year ended May 31, 2011

MEDICURE INC.

Message to Shareholders, September 2011

Medicure continues to focus on the sales and marketing of AGGRASTAT® by supporting new and existing accounts in its commercial business. The Company also is working on a regulatory and clinical pathway for future growth of AGGRASTAT®, within the constraints of limited resources available for such projects.

Our most significant accomplishment of the past year is undoubtedly the successful restructuring of our debt. Although completed subsequent to year end, the July 18, 2011 transactions were a result of much effort extending back over the past few years. This would not have been possible without the collaboration, effort and support of our creditor, the Province of Manitoba, our Board, and staff, for which we are very grateful.

The commercial AGGRASTAT® business remains central to our Company, as it provides revenue to sustain operations. Net sales of AGGRASTAT® for the year were $3.6 million compared to $3.3 million in the previous year. Management continues to maintain and implement operating cost control measures affecting all operational areas.

Medicure continues the enrolment of patients in its Phase II clinical trial of TARDOXALTM for the treatment of Tardive Dyskinesia. Tardive Dyskinesia is a motion disorder that is a common side effect of the use of antipsychotic drugs and effective treatment of this disorder would address an unmet medical need.

On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value and to establishing a corporate and financial structure from which our shareholders and stakeholders can benefit.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman and Chief Executive Officer

MEDICURE INC.
Management's Discussion and Analysis

The following management discussion and analysis ("MD&A") is current to September 27, 2011 and should be read in conjunction with Medicure Inc.'s ("Medicure" or the “Company”) audited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles and the Company's Annual Report on Form 20-F for the year ended May 31. Except as described in Note 17 of the audited consolidated financial statements, the measurement principles conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on May 31.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company's current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

  intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma Inc.;

  intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

  intention to develop TARDOXALTM for neurological disorders;

  intention to investigate and advance certain other product opportunities;

  intention to obtain regulatory approval for the Company's products;

  expectations with respect to the cost of the testing and commercialization of the Company's products;

  sales and marketing strategy;

  anticipated sources of revenue;

  intentions regarding the protection of the Company's intellectual property;

  business strategy; and

  intention with respect to dividends.

MEDICURE INC.
Management's Discussion and Analysis

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;

  the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

  the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

  the ability of the Company to continue as a going concern;

  the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

  results of current and future clinical trials;

  the uncertainties associated with the acceptance and demand for new products;

  clinical trials not being unreasonably delayed and expenses not increasing substantially;

  government regulation imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

  the Company's ability to attract and retain skilled staff;

  inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

  market competition;

  tax benefits and tax rates; and

  the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

MEDICURE INC.
Management's Discussion and Analysis

Company Profile

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company's primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through its U.S. subsidiary, Medicure Pharma, Inc. The Company's research and development program is focused on developing new plans related to AGGRASTAT® and, secondly, on the clinical development of TARDOXALTM for neurological disorders. The Company also continues to explore certain other product opportunities.

Strategic changes made over the past year, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital. The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans. Currently, the Company estimates it has sufficient working capital and revenue to fund ongoing operations for the foreseeable future following the debt settlement as described in in the Recent Developments section of this MD&A.

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT® (tirofiban HCl). In parallel with the Company's ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®'s share of, the US $400 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market. GP llb/lla inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures.

Recent Developments

Sale of inventory:

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT® in each of Medicure and Iroko's respective territories. Iroko owns rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT® drug substance from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and will pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions. In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe. If the Company exercises its option to obtain the data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko will be entitled to receive a royalty of up to US$3.5 million on future AGGRASTAT® sales based on a percentage of sales.

Debt settlement and related transactions:

On July 18, 2011, the Company settled its long-term debt to Birmingham Associates Ltd. in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and increases on sales exceeding that amount.

In addition, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist in the settlement of the long-term debt. The loan bears interest annually at the crown company borrowing rate and matures on July 1, 2016. The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

Additionally, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

MEDICURE INC.
Management's Discussion and Analysis

Stock options:

On July 18, 2011, the Company issued 12,542,000 stock options to employees and consultants of the Company, including the Chief Executive Officer and Chief Operating Officer, at an exercise price of $0.10 per common share. The options vested immediately and expire after ten years.

Commercial:

AGGRASTAT® is a GP IIb/IIIa receptor antagonist used for the treatment of acute coronary syndrome (ACS), including unstable angina and non-ST elevated myocardial infarction (NSTEMI). Intellectual property and rights relating to the sale of the product in the United States are owned by Medicure International Inc. (Barbados), a wholly owned subsidiary of Medicure Inc. Medicure Pharma, Inc., also a wholly owned subsidiary of Medicure Inc., supports the product through its field-based cardiovascular staff with the support of Medicure's home office commercial operations based in Winnipeg, Manitoba.

Net revenue from the sale of AGGRASTAT® for the year ended May 31, 2011 increased 9% over the net revenue for the year ended May 31, 2010. All of the Company's sales are denominated in US dollars. The increase is attributable to an increase in wholesale purchasing of AGGRASTAT®, a reduction in hospital discounts and fluctuations in foreign currency exchange rates. Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Going forward and contingent on sufficient finances being available, the Company plans to explore opportunities to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

Research and Development:

The Company's primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependant upon the availability of sufficient finances.

The Company's primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia ("TD"). This program evolved from Medicure's extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions. A modest amount of capital is being used for an ongoing Phase II clinical study of TARDOXALTM. The Company is pursuing in out-licensing its library of small molecule antithrombotic drugs.

The following table summarizes the Company's research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development

AGGRASTAT®	Acute Cardiology	Phase III/IV - planning
TARDOXALTM	TD / Neurological indications	Phase II - enrolling patients
MC-45308	Thrombosis reduction	Discovery–pursuing partnership

The TARDOXALTM program benefits from over 10 years of work that Medicure invested in the advancement of this compound, including extensive human clinical testing in unrelated cardiovascular conditions and other pre-clinical, formulation, manufacturing and safety research and development. The Company believes the information and physical assets resulting from this activity are a valuable asset that will reduce costs and also speed development of this molecule for application to TD.

The development of MC-1 for cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold.

MEDICURE INC.
Management's Discussion and Analysis

The Company intends to pursue a license or development partnership for TARDOXALTM with a large pharmaceutical company. Such a partnership may provide funding and other resources for further clinical trials and commercialization. While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

Medicure's library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead, MC-45308) which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development. The Company is pursuing in out-licensing its library of small molecule antithrombotic drugs.

The Company may from time to time evaluate other product opportunities for potential license with the objective of further broadening its product and patent portfolio.

Critical accounting estimates and accounting policies

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include going concern assumption and continuity of operations, revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes, stock-based compensation and accounting for warrants.

Going concern assumption and continuity of operations

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses since incorporation.

The Company has experienced a loss of $2,014,109 for the year ending May 31, 2011, and has accumulated a deficit of $156,095,915 as at May 31, 2011. The Company's future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional capital, which may not be available under favourable terms. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

As at May 31, 2011 the Company had significant debt servicing obligations that it did not have the ability to repay without refinancing or restructuring and the Company was in default of the terms of its long-term debt financing obligations. Under an event of default, the lender could have exercised its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2011 and 2010 as described in Note 8 of the audited consolidated financial statements for the year ended May 31, 2011. On July 18, 2011, the long-term debt was settled as described in Note 16 of the audited consolidated financial statements for the year ended May 31, 2011.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

MEDICURE INC.
Management's Discussion and Analysis

Revenue recognition

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery, and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company's sales are made to pharmaceutical wholesalers for further distribution to end consumers.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances). Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company's wholesalers and other third party external information, management estimates customer and wholesaler inventory levels, sales trends and hospital demand. Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances. Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

Research and development costs

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Clinical trial expenses

Clinical trial expenses are a component of the Company's research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company's behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets

Costs incurred in obtaining patents are capitalized and amortized commencing upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company's patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Patents	5 - 20 years
Trademark	10 years
Technology license	8 years
Customer list	10 years

The Company determines the estimated useful life of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company's results of operations through an increase to amortization.

MEDICURE INC.
Management's Discussion and Analysis

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company's ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company's results of operations.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company's history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company's balance sheets.

Stock-based compensation

The Company has a stock option plan for its directors, management, employees, and consultants. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company's stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company's stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the year ended May 31, 2011, the Company recorded stock-based compensation of $77,057 (May 31, 2010 - $122,812).

Recent accounting pronouncements:

International Financial Reporting Standards:
In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over a five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending August 31, 2011, including comparative information. The Company's first year end under IFRS will be May 31, 2012. The Company is in the process of executing its implementation plan which has identified key activities to occur effective for its quarter ended August 31, 2011. The Company is nearing completion of detailed gap assessment of the current differences between Canadian GAAP and IFRS applicable to the Company, and continues to analyze certain aspects related to the current Canadian GAAP to IFRS conversion. The Company is also in the process of drafting its first time adoption financial statements in accordance with IFRS standards. The Company will shortly finalize its accounting policy choices within IFRS and conclude on its elective options under first time adoption of IFRS.

MEDICURE INC.
Management's Discussion and Analysis

The Company's plan has considered the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting. The Company has identified functional currency and intangible asset impairment assessments as key areas for review under IFRS in comparison to Canadian GAAP.

Functional Currency
International Accounting Standards (IAS) 21), The Effects of Changes in Foreign Exchange Rates outlines the IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Although indicators considered in the determination of functional currency are similar, IFRS also provides a hierarchy for analyzing indicators in which primary factors are based on the currency that mainly influences sales prices for goods and services and labour, material and other costs of providing goods or services. In addition, IFRS requires functional currency to be determined for every entity, whereas Canadian GAAP does not specifically require such determinations to be made for domestic operations. This area requires significant judgment. The Company is in the process of determining the functional currency for each of our entities.

Intangible Asset Impairment Assessments
Canadian GAAP applies a two-step process for impairment analyses. When indicators of impairment exist for an asset group, we first test the asset group's recoverability by comparing its carrying value to its undiscounted estimated future cash flows. If we determine the carrying value is not recoverable, we then measure an impairment loss by comparing the carrying value to fair value. In contrast, IFRS, as outlined in IAS 36 - Impairment of Assets, applies a one-step process for impairment analyses. Under IFRS, when indicators of impairment exist for an asset or cash-generating unit, we test for impairment by comparing the carrying value to the recoverable amount, which is the greater of fair value less costs to sell and value in use (discounted cash flows). As a result, impairments may be recorded more often or earlier under IFRS than under Canadian GAAP. The Company is in the process of determining any adjustments relating to intangible asset impairment assessments.

Recent accounting pronouncements not yet adopted:

In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting Section 1582 also must adopt Sections 1601 and 1602 at the same time.

Section 1582 requires business acquisitions to be measured at fair value on the acquisition date, acquisition-related costs to be expensed, gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 requires that non-controlling interest be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. Section 1582 will apply to any business combinations following June 1, 2011.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

MEDICURE INC.
Management's Discussion and Analysis

The following is selected financial information about the Company for its 2011, 2010 and 2009 fiscal years:

(in thousands of CDN$, except per share data)	2011	2010	2009

Product sales, net	3,628	3,317	4,793
Cost of goods sold	674	572	377
Selling, general and administrative	2,818	4,475	9,255
Research and development	205	393	23
Investment tax credits	-	(307)	(566)
Write-down of intangible assets	280	769	1,756
Amortization	899	919	939
Interest expense	3,122	3,280	4,945
Foreign exchange (gain) loss	(2,355)	(1,247)	1,636
Loss for the year	(2,014)	(5,533)	(13,316)
Basic and diluted loss per share	(0.02)	(0.04)	(0.10)

Total assets	5,174	5,973	9,550
Total liabilities	32,068	30,930	29,097
Deficit	(156,096)	(154,082)	(148,549)
Total capital stock, warrants and contributed surplus	129,202	129,125	129,002

The selected financial information provided below is derived from the Company's unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$, except per share data)	May 31, 2011	Feb 28, 2011	Nov 30, 2010	Aug 31, 2010

Product sales, net	774	1,222	802	830
Interest and other income	-	-	-	-
Selling, general and administrative	1,131	703	273	711
Research and development	31	54	(10)	130
Investment tax credits	-	-	-	-
Write-down of intangible assets	152	122	-	6
Interest expense	745	753	795	829
Foreign exchange (gain) loss	(154)	(1,547)	(1,246)	592
(Loss) income for the period	(1,881)	841	729	(1,703)
Basic and diluted (loss) income per share	(0.01)	0.01	0.01	(0.01)

	May 31, 2010	Feb 28, 2010	Nov 30, 2009	Aug 31, 2009

Product sales, net	570	796	977	974
Interest and other income	-	-	4	1
Selling, general and administrative	589	1,041	1,068	1,777
Research and development	83	43	81	186
Investment tax credits	-	-	-	(307)
Write-down of intangible assets	236	533	-	-
Interest expense	813	814	814	839
Foreign exchange (gain) loss	(97)	(142)	(1,081)	73
(Loss) income for the period	(1,325)	(2,122)	(176)	(1,910)
Basic and diluted (loss) income per share	(0.01)	(0.02)	-	(0.01)

MEDICURE INC.
Management's Discussion and Analysis

The quarterly loss for the three month period ended May 31, 2011 has increased by $0.6 million compared to the three month period ended May 31, 2010. Significant variance between the three months ended May 31, 2011 and May 31, 2010 are as follows:

  $0.5 million increase in selling, general and administrative expenses related to costs associated with the restructuring of the Company's business and the negotiations revolving around the settlement of the Birmingham long-term debt.

Results of Operations

Revenue

The change in revenue for the years ended May 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Product sales, net	$3,628	$3,317	$311

Net revenue from the sale of AGGRASTAT® for the year ended May 31, 2011 increased 9% over the net revenue for the year ended May 31, 2010. All of the Company's sales are denominated in US dollars. The increase is attributable to an increase in wholesale purchasing of AGGRASTAT®, a reduction in hospital discounts and fluctuations in foreign currency exchange rates. Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Cost of goods sold

The change in cost of goods sold for the years ended May 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Cost of goods sold	$674	$572	$102

Cost of goods sold represents direct product costs associated with AGGRASTAT®. For the year ended May 31, 2011, increases to cost of goods sold are the result of increases in net sales of AGGRASTAT® and the write-off of expired inventory during 2011.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

MEDICURE INC.
Management's Discussion and Analysis

The changes in selling, general and administrative expenditures for the years ended May 31, 2011 and 2010 are reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Selling, general, and administrative expenditures:
AGGRASTAT®	$1,657	$3,277	$(1,620)
Other	1,161	1,198	(37)

Total	$2,818	$4,475	$(1,657)

Selling, general and administrative expenditures - AGGRASTAT® decreased during the year ended May 31, 2011 as compared to same period in the prior year mainly due to :

•	The Company payroll costs were lower during the period, attributable to management's efforts to reduce operating costs;

•	The average US exchange rate for the period was lower than the in the comparable periods of 2010 resulting in a decrease in selling, general and administrative expenditures; and

•	Overall the Company's selling, general and administrative expenditures related to AGGRASTAT® are lower in many areas as a result of the cost curtailment program.

Selling, general and administrative expenditures – Other decreased slightly during the year ended May 31, 2011 as compared to same period in the prior year mainly due to:

•
Overall the Company's selling, general and administrative expenditures – other are lower in many areas as a result of the cost curtailment program. Significant reductions are noted in payroll, rent, and insurance;

•	During fiscal 2011, the Company has incurred an increase of legal and professional fees related to ongoing discussions with the Company's secured lender.

Research and Development

Research and development expenditures include costs associated with the Company's clinical development and preclinical programs including salaries, research centred costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centres. The change in research and development expenditures for the years ended May 31, 2011 and 2010 are reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Research & development expenditures	$205	$393	$(188)

The decrease in research and development expenditures, for the year ended May 31, 2011 as compared to the same period in fiscal 2010 is due to reductions in the modest funds allocated by the Company to advance its TARDOXALTM trials.

As a result of the decline in research and development activities, there were not any investment tax credit recoveries during fiscal 2011. In fiscal 2010, investment tax credit recoveries totalled $0.3 million.

Clinical Trial and Regulatory Programs

Subject to completing raising sufficient capital and pending the outcome of discussions with the FDA, management plans to initiate certain new clinical studies of AGGRASTAT®.

MEDICURE INC.
Management's Discussion and Analysis

Other than the potential AGGRASTAT® program(s) which are subject to the uncertainties discussed above, no Phase III clinical trials are planned for fiscal 2011 or beyond.

Medicure's lead, non-AGGRASTAT®, development programs involve use of TARDOXALTM in the treatment of neurological conditions. The Company is continuing to enrol patients in a small Phase II clinical study of TARDOXALTM while ensuring costs are restricted as much as possible.

The Company intends to pursue an expanded and revised product label for AGGRASTAT® in an effort to increase the product's market share. Any label change will be dependent upon FDA review and approval and may require payment of filing fees by the Company.

Preclinical Programs

Medicure possesses a library of novel, antithrombotic small molecules developed under its Drug Discovery program. Further development of the anti-thrombotic program is planned if partnerships or other third party funding can be established.

Impairment of intangible assets

The write-off of intangible assets for the years ended May 31, 2011 and May 31, 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Impairment of intangible assets	$280	$769	$(489)

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on this review certain patents were deemed not significant to the Company's commercial and research operations and a decision was made to surrender certain issued patents and withdraw certain applications under review. The majority of these patents were in the review stage in numerous countries. As a result, impairment charges of $280,235 were recorded to write off the carrying value of certain specific patents.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Amortization

The change in amortization expense for the years ended May 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Amortization	$899	$919	$(20)

MEDICURE INC.
Management's Discussion and Analysis

For the year ended May 31, 2011, amortization decreased slightly as compared to the prior year as a result of the write-down in intangibles in the third and fourth quarters of fiscal 2010. The majority of amortization expense in both periods relates to the amortization of AGGRASTAT® intangible assets.

Interest Expense

The change in interest expense for the years ended May 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Interest expense	3,122	3,280	(158)

The decrease in interest expense for the year ended May 31, 2011 as compared to the prior fiscal year is primarily due to the increase in the strength of the Canadian dollar as compared to the US dollar.

Foreign Exchange Gain

The change in the foreign exchange gain for the years ended May 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Foreign Exchange Gain	(2,355)	(1,247)	1,108

The net foreign exchange gain during the year ended May 31, 2011 changed by $1.11 million due to a weakening of the U.S. dollar relative to the Canadian dollar in the quarter. Foreign exchange gain represents changes in the Canadian dollar value of foreign currency denominated operating accounts and long-term debt in response to changes in the value of the Canadian dollar relative to US dollar. The value of the Canadian dollar relative to the US dollar increased over the period, with exchange rates moving from 1.046 as at May 31, 2010 to 0.969 as at May 31, 2011, which resulted in a foreign exchange gain of $2.4 million for the period. In the prior year, the value of the Canadian dollar as compared to the US dollar strengthened, with exchange rate equal to 1.092 as at May 31, 2009 moving to 1.046 as at May 31, 2010, which resulted in a foreign exchange gain of $1.25 million for the prior year.

As at May 31, 2011, the Company has approximately US $0.7 million in U.S. denominated cash compared with US $33.1 million in long term debt and accrued interest. At May 31, 2010 the Company had approximately US $0.3 million in U.S. denominated cash compared with US $30.2 million in long term debt and accrued interest.

Loss for the Period

The consolidated net loss for the years ended May 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Loss for the period	$(2,014)	$(5,533)	$(3,519)
Loss per share	$(0.02)	$(0.04)	$(0.02)

As discussed above, the main factors contributing to the decrease in the loss as compared to 2010 fiscal year were an increase in wholesale AGGRASTAT® sales and the Company's cost curtailment program whereby operating costs (exclusive of debt servicing requirements and costs related to restructuring of debt as discussed above) were reduced.

MEDICURE INC.
Management's Discussion and Analysis

Liquidity and Capital Resources

Since the Company's inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held and the issuance of debt.

Cash provided by (used in) operating activities for the year ended May 31, 2011 increased $1,930,288 to $444,479 compared to ($1,452,809) for 2010 primarily due to improved operating results in the Company's AGGRASTAT® operations and lower overall expenditures as a result of the cost curtailment program.

Investing and financing activities for the year ended May 31, 2011 and 2010 were insignificant.

At May 31, 2011 the Company had cash totalling $750,184 compared to $371,262 as of May 31, 2010. As at May 31, 2011, the Company had a working capital deficiency of $30.2 million compared to $29.4 million at May 31, 2010. Fluctuations in working capital are mainly due to increases in accrued interest on long-term debt and use of funds to support operations and changes in foreign currency exchange rates.

The Corporation has long-term debt at May 31, 2011 of US$25.0 million recorded in its financial statements relating to the Birmingham debt described in Note 8 of the Company's audited consolidated financial statements for the year ended May 31, 2011. Interest is accrued based on an annual effective interest rate of 13.3% . The minimum annual debt obligations are disclosed under Contractual Obligations.

At May 31, 2011, the Company has accrued US$7.8 million ($7.6 million) in debt service obligations. Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; US$2,063,280 was originally due on July 15, 2010, US$168,085 was originally due October 15, 2010, US$167,025 was originally due January 15, 2011, US$258,703 was originally due April 15, 2011, and US$2,906,188 was originally due on July 15, 2011. As described in the "Recent Developments" section of this MD&A, the Company settled its long-term on July 18, 2011.

At May 31, 2011 there were 130,307,552 common shares issued and outstanding; 2,322,192 options to purchase common shares outstanding; and 9,358,521 warrants to purchase common shares outstanding.

At September 21, 2011 there were 182,947,595 common shares issued and outstanding; 14,864,192 options to purchase common shares outstanding; and 9,358,521 warrants to purchase common shares outstanding.

Contractual Obligations

As at May 31, 2011, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Total	2012	2013	2014	2015	2016	Thereafter

(in thousands of CDN $)
Debt financing obligations 1.	$43,995	$3,798	$4,253	$4,764	$5,335	$5,976	$19,869
Purchase agreement Commitments 2.	823	759	64	-	-	-	-
Management services agreement Commitments 3.	180	180	-	-	-	-	-

Total	$44,998	4,737	4,317	4,764	5,335	5,976	19,869

MEDICURE INC.
Management's Discussion and Analysis

1.

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate to US$49.7 million. Additional information can be found in the Company's Annual Report on Form 20-F for the year ended May 31, 2011, which can be obtained on SEDAR (www.sedar.com).

Birmingham also received the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1's commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham would have received was tiered and declined as certain revenue levels were to be achieved. Upon conversion to MC-1, Birmingham would have been entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham would have also received a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham would have received payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company could have elected to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham. In addition, upon the approval of MC-1 for a second indication, the Company could have once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham.

With the settlement of the Birmingham long-term debt on July 18, 2011, all associated commitments and obligations were cancelled. Under the debt settlement Birmingham is entitled to a royalty on future AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and increases on sales exceeding that amount.

2.	The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party.

3.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer, under which the Company is committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

Debt obligations reflect the minimum annual payments under the debt financing agreement. In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include the research and development of AGGRASTAT®, TARDOXALTM as well as other product opportunities.

In addition, as at May 31, 2011, the Company has committed to fund up to a maximum of $3,000,000 in research and development activities under a development agreement with a contract research organization. The timing of expenditures and payments is largely at the discretion of the Company and the agreement may be terminated at any time provided thirty (30) days notice is provided. Accordingly, no obligations are included in the above table in relation to this agreement.

Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

MEDICURE INC.
Management's Discussion and Analysis

Royalties

The Company has granted royalties to third parties based on future commercial sales of MC-1 for cardiovascular uses, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable and, given these development programs have been placed on hold, the Company does not anticipate any such royalties to be paid. Such royalties do not apply to the sale of TARDOXALTM.

The above commitments exclude any royalty obligations to Birmingham in excess of minimum annual payments pursuant to the debt financing agreement. With the settlement of the Birmingham long-term debt on July 18, 2011, these royalties were cancelled. Under the debt settlement Birmingham is entitled to a royalty on future AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and increases on sales exceeding that amount.

Contingencies

In the normal course of business the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company's financial position, results of operations, or cash flows, these matters are inherently uncertain and management's view of these matters may change in the future.

Financial Instruments

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Management cannot reasonably estimate the fair value of the long term debt and the associated accrued interest due to the financial condition of the Company and underlying terms and conditions of the debt agreement. The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates. The Company has not entered into any futures or forward contracts as at May 31, 2011 or May 31, 2010. The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

(Expressed in USD $)	May 31, 2011	May 31, 2010

Cash and cash equivalents	$694,351	$256,883
Accounts receivable	362,235	344,406
Accounts payable and accrued liabilities	(673,066)	(972,472)
Accrued interest on long-term debt	(8,123,015)	(5,227,817)
Long term debt	(25,000,000)	(25,000,000)

Net	$(32,739,495)	$(30,599,000)

Based on the above net exposures as at May 31, 2011, assuming that all other variables remain constant, a 5 percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,600,000 in the Company's net losses.

MEDICURE INC.
Management's Discussion and Analysis

Related Party Transactions

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

Related Party transactions incurred during the years ended May 31, 2011 and 2010 are as follows:

	Year	Year
	ended	ended
(in thousands of CDN $)	May 31, 2011	May 31, 2010

Rent	17,671	45,477
Business and administrative services	426,000	431,000
Clinical research services	169,762	88,918

The Chief Financial Officer's services are provided through a consulting agreement with Genesys Venture Inc ("GVI"). In addition, intellectual property, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Included in business and administrative service are amounts paid to the Chief Executive Officer. On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. In addition, pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.

On July 18, 2011, the Company issued 20,000,000 common shares of the Company to the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer for consideration relating to the guarantee of a loan obtained subsequent to May 31, 2011, as described in Note 16 of the accompanying financial statements.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than as discussed above.

Outlook

The Company's strategic focus is to support AGGRASTAT®, to further develop and implement new business strategies for AGGRASTAT®, to advance TARDOXALTM and other of its R&D based assets, and to maintain cost savings measures.

It is the Company's plan to focus on partnership opportunities for the pivotal clinical development and commercialization of TARDOXALTM. Such a partnership could provide funding for research and development in the respective program. The Company will also continue to explore other ways of maximizing shareholder value from AGGRASTAT®, such as through partnerships or other strategies involving third parties.

Depending upon the results of the Company's AGGRASTAT® operations, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain business areas, or commence and explore new business areas. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

MEDICURE INC.
Management's Discussion and Analysis

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended May 31, 2011.

Risks and Uncertainty

With the exception of AGGRASTAT®, all of the Company's products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company's clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company's products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including TARDOXALTM. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®.

The Company's future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional funds, which may not be available under favourable terms, should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2011, which can be obtained on SEDAR (www.sedar.com).

Additional Information

Additional information regarding the Company, including the Company's Annual Report on Form 20-F for the year ended May 31, 2011, can be obtained on SEDAR (www.sedar.com).